

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2019

Alicia Mondolo
Chief Financial Officer
TENARIS SA
29, Avenue de la Porte-Nueve -3rd Floor
L-2227 Luxembourg

> **Re: TENARIS SA**
> **Form 20-F for the year ended December 31, 2018**
> **Filed on April 3, 2019**
> **File No. 001-31518**

Dear Ms. Mondolo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing